Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES PRICING OF €100 MILLION UNSECURED BONDS

ATHENS, GREECE — (GLOBENEWSWIRE) – 07/22/22 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced that its wholly owned subsidiary, CPLP Shipping Holdings PLC, has successfully priced its previously announced offering of €100 million of unsecured bonds (the “Bonds”) in Greece. The Bonds will be guaranteed by CPLP. The Bonds will mature in 2029 and will have a coupon of 4.40%, payable semi-annually. The offering is subject to customary closing conditions, and settlement is expected to occur on July 26, 2022. The trading of the Bonds on the Athens Exchange is expected to commence on July 27, 2022.

The proceeds of the Bonds will be used to either repay debt or/and to finance the acquisition of new vessels and the remainder of such proceeds, if any, will be used to finance working capital needs. CPLP estimates the expenses of the offering to be approximately €3.4 million.

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to announce the closing of our second bond offering at the Athens Exchange. The successful issue of this €100.0 million Bond on the Athens Exchange with a fixed coupon of 4.40% for a term of seven years, demonstrates the ability of the Partnership to raise incremental capital and provides us with financial flexibility in view of our vessel acquisition program in a rising interest rates environment. Importantly, the bond was issued at the low end of the yield range based on exceptionally high demand.”

The Bonds have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any U.S. state or other jurisdiction other than Greece and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. In addition, this announcement is not intended as and shall not constitute a public offer or advertisement of securities in Greece or an invitation to make offers to purchase any securities in any EEA Member State within the meaning of Art. 2(d) or 2(k) of the Prospectus Regulation, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 20 vessels, including six latest generation LNG/Cs, 10 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel. This excludes one neo-panamax container vessel that CPLP has agreed to sell and was delivered to its new owner on July 6, 2022, and three 13,000TEU container vessels and one LNG/C that CPLP has agreed to acquire between the third quarter of 2022 and the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including among other things, the use of proceeds from the offering of the Bonds and expected deliveries of additional vessels, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in CPLP’s annual report filed with the SEC on Form 20-F as supplemented and updated by CPLP’s Form 6-K dated July 21, 2022. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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